Exhibit 99.4

Exhibit 99.4 LUMI USER GUIDE - VIRTUAL MEETING PLEASE READ CAREFULLY To start This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time. You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you. Important Notice for Non-Registered Holders Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest To participate online Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address Meeting Access https://web.lumiagm.com/263589432 Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use computer on a network not restricted to security settings of your organization. Meeting Access You will need the following information to login: Meeting ID 263 – 589 – 432 Password sundial2022 The 12 digit control number listed on your form of proxy Appointed Proxy The control number or username provided by Odyssey Trust by email when you were registered as a proxyholder Registered Shareholders and Appointed Proxy Select “I have a login”. Guests Select “I am a guest” and fill in the form Registered Shareholders Enter the control number listed on your form of proxy and the password above. Appointed Proxy Enter the control number or username provided by the transfer agent and the password above. LUMI Username Password LOGIN

HOME MESSAGING LUMIagm PARTICIPATING IN THE MEETING To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted. VOTING Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming “vote received” will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press “cancel”. QUESTIONS Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question, select the messaging tab at the top of your screen. Type your message within the tex box at the top of the messaging sceen and then click the that questions submit via the BROADCAST Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.Broadcast Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end the voting period by simply selecting another choice.482-568-917 VOTING DOCUMENTS Poll open You have voted on 1 of 3 Items Resolution 1 For –Vote received For Against Withhold CANCEL Resolution 2 Select a choice to send For Against Questions To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.482-568-917 HOME MESSAGING Messaging Ask a question M.Smith What is the divided rate? BROADCAST www.lumiglobal.com LUMI